December 31, 2007

Mail Stop 4561

David R. Morgan
Managing Director and Chief Executive Officer
Westpac Banking Corporation
275 Kent Street
Sydney, NSW 2000, Australia

Re: Westpac Banking Corporation
Form 20-F for the Fiscal Year ended September 30, 2006
File No. 001-10167

Dear Mr. Morgan:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief